

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Via Facsimile (216) 241-6842

Laurie Brlas
Chief Financial Officer
Cliffs Natural Resources, Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114

> **Re: Cliffs Natural Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-08944**

Dear Ms. Brlas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year ended December 31, 2010

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 50

1. You sometimes refer to two or more sources as components that contributed to a material change. For example, you attribute the increase in sales revenue for 2010 to higher sales volume and pricing from your North American and Asian Pacific operations on page 52. Please quantify the change in sales volume from your Asian Pacific operations. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Financial Statements, page 87

Note 13 – Income Taxes, page 152

2. Please provide us with the underlying details of the legal entity restructuring you completed during 2010. In particular, please explain how such restructuring resulted in a $78.0 million decrease in your deferred tax liabilities, citing the specific authoritative guidance you relied upon in determining this accounting treatment.

3. We note your disclosure stating you have not provided any deferred income taxes on approximately $968.8 million of undistributed earnings of foreign subsidiaries, because you consider them to be indefinitely reinvested in foreign operations. With a view toward future disclosure, please describe the effect that permanently reinvesting foreign earnings outside of the United States will have on your overall liquidity position. In addition, provide a discussion of the potential impact of repatriating the undistributed earnings of your foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Controls and Procedures, page 165

Changes in Internal Control over Financial Reporting, page 166

4. You state there had been no changes in your internal control over financial reporting *during the year ended December 31, 2010.* In future filings, please indicate whether any change in internal control over financial reporting occurred *during the last fiscal quarter*. See Item 308(c) of Regulation S-K, for further guidance.

Engineering Comments

Iron Ore Reserves page 37

5. With a view towards future disclosure, please tell us why the decision was made to exclude anomolous 2008 Benchmark Pricing from the three-year average price used to determine your North American Iron Ore reserve estimates.

6. Please forward to our engineer, as supplemental information and not as part of your filing, your updated reserve reports for your United Taconite and Wabush operations which establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Coal Reserves page 40

7. We note the coal pricing utilized for your North American Coal reserve estimates and Asia Pacific Coal reserve estimates is $85 per ton and $71 per metric ton, respectively. In addition we note in the MD&A section of your filing you state in 2011 you anticipate a cost per ton for the year of approximately $105 to $110 for your North American Coal segment and you expect per ton costs to be $105 to $110 for your Sonoma Coal operation.

    Considering your anticipated costs and the pricing used to determine your reserves, please tell us how you have made the determination that you have an economic reserve as defined in Section (a) of Industry Guide 7.

8. In future filings please report your proven coal reserves and probable coal reserves.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or Donald Delaney, Staff Accountant, at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.   Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551- 3611 with any other questions.

Sincerely,

/s/ H. Roger Schwall for

Anne Nguyen Parker
Branch Chief